

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

June 30, 2016

Via E-mail
Mr. Josh Hirsberg
Executive Vice President, Chief Financial Officer and Treasurer
Boyd Gaming Corporation
3883 Howard Hughes Parkway, Ninth Floor
Las Vegas Nevada 89169

      Re: **Boyd Gaming Corporation**
              Form 10-K
              Filed February 25, 2016
              File No. 001-12882

Dear Mr. Hirsberg:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Robert F. Telewicz, Jr.

                            Robert F. Telewicz, Jr.
                            Branch Chief
                            Office of Real Estate and
                            Commodities